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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

COMMUNITY FINANCIAL HOLDING COMPANY, INC.

(Name of Issuer)

Common Stock, $5.00 par value per share

(Title of Class of Securities)

None

(Cusip Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. None			Page 2 of 6

1.	Name of Reporting Person: Thomas J. Martin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 124,000

		6.	Shared Voting Power: 6,000

		7.	Sole Dispositive Power: 124,000

		8.	Shared Dispositive Power: 6,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 130,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 10.31%

12.	Type of Reporting Person: IN

CUSIP No. None	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Community Financial Holding Company, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2775 Buford Highway Duluth, GA 30096

Item 2(a)	Name of Person Filing:

Thomas J. Martin

Item 2(b)	Address of Principal Business Office or, if None, Residence:

2775 Buford Highway Duluth, GA 30096

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Stock, $5.00 par value per share

Item 2(e)	CUSIP Number:

None

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) sor (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d — 1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d- 1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.

CUSIP No. None	13G	Page 4 of 6 Pages

      (j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

      Not applicable

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

(a)	Amount Beneficially Owned: 130,000

(b)	Percent of Class: 10.31%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 124,000

(ii)	Shared power to vote or to direct the vote: 6,000

(iii)	Sole power to dispose or to direct the disposition of: 124,000

(iv)	Shared power to dispose or to direct the disposition of: 6,000

      Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [nbs].

      Instruction. Dissolution of a group requires a response to this item.

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of

CUSIP No. None	13G	Page 5 of 6 Pages

the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule, pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identification of each member of the group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      Not applicable.

Item 10. Certification.

      Not applicable.

CUSIP No. None	13G	Page 6 of 6 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

/s/ Thomas J. Martin Thomas J. Martin

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

      Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).